As filed with the Securities and Exchange Commission on September 10, 2002
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                -----------------


                        Multilink Technology Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


   Options to purchase Class A common stock, par value $0.0001 per share, with an exercise price equal to or greater than $1.35 per share
                         (Title of Class of Securities)

                                -----------------

                                   625-44T-208
         (CUSIP Number of Class of Securities (Underlying Common Stock))

                                -----------------

                              Richard N. Nottenburg
                      President and Chief Executive Officer
                        Multilink Technology Corporation
                           300 Atrium Drive, 2nd Floor
                           Somerset, New Jersey 08873
                                 (732) 537-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:

                              Mark J. Kelson, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                      1901 Avenue of the Stars, Suite 1800
                          Los Angeles, California 90067
                                 (310) 788-2400

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

            Transaction Valuation(1)                Amount of Filing Fee(2)
                   $8,745,533                             $1,749

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(1)  Calculated  solely for purposes of determining  the filing fee. This amount assumes that options to purchase 18,298,144 shares of Class A common stock of Multilink Technology Corporation outstanding as of July 15, 2002 and
     having  an  aggregate   value  of  $8,745,533   will  be  surrendered   for
     cancellation pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $1,188          Filing party: Multilink Technology
      Form or Registration No.: Schedule TO         Corporation
                                                    Date filed: June 24, 2002

      Amount Previously Paid: $561            Filing Party: Multilink Technology
      Form or Registration No.:  Schedule TO      Corporation
                                                  Date filed:  July 19, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third party tender offer subject to Rule 14d-1.

     |X| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                             Introductory Statement

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Multilink Technology Corporation, a California corporation (the "Company"), with the Securities and Exchange Commission on June 24, 2002 and amended by Amendment No. 1 to the Schedule TO filed on July 19, 2002 (together, the Tender Offer Statement and Amendment No. 1 are referred to herein as the "Schedule TO"). The Schedule TO relates to the offer by the Company to exchange certain options to purchase shares of its Class A common stock, par value $0.0001 per share outstanding under the Company's 2000 Stock Incentive Plan, 1999 Stock Option Plan and 1998 Stock Option Plan for new options to purchase shares of the Class A common stock to be granted under the Company's 2000 Stock Incentive Plan on the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange and the Amended and Restated Election Form (the "Offer").


Item 4.   Terms of the Transaction.


Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer made pursuant to the Schedule TO expired at 12:00 Midnight, Eastern Time, on Friday, August 30, 2002. Pursuant to the Offer, the Company accepted for exchange and cancellation options to purchase an aggregate of approximately 11,441,266 shares (calculated prior to the 1-for-10 reverse stock split on September 10, 2002) of the Company's Class A common stock from 206 eligible participants representing 63 percent of the options subject to the Offer. Subject to the terms and conditions of the Offer, the Company will grant options to purchase 11,441,266 shares (calculated prior to the 1-for-10 reverse stock split on September 10, 2002) of its Class A common stock in exchange for such canceled options. As adjusted for the 1-for-10 reverse stock split on September 10, 2002, the Company accepted for exchange and cancellation options to purchase an aggregate of approximately 1,144,127 shares of the Company's Class A common stock, and the Company will grant options to purchase an aggregate of approximately 1,144,127 shares of the Company's Class A common stock.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                        MULTILINK TECHNOLOGY CORPORATION

                        By:  /s/   RICHARD N. NOTTENBURG
                          ------------------------------------
                                     Richard N. Nottenburg
                          President, Chief Executive Officer and Chairman

Date: September 10, 2002